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08005287

Carla R. Speck
202 457 7124
carla.speck@hklaw.com

October 7, 2008

BY HAND DELIVERY

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
100 F. Street, N.E.
Washington, D.C. 20549-0302

Re: Japan Tobacco Inc. (File No. 82-4362)
Information Furnished Pursuant to
Rule 12g3-2 under the Securities Exchange Act of 1934

Ladies and Gentlemen:

We are counsel to Japan Tobacco Inc., a corporation incorporated under the laws of Japan (the "Company"), in connection with this filing made pursuant to the exemption provided under Rule 12g3-2 (the "Rule") promulgated under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Attached as an Annex to this letter is a list of information, certain items of which are enclosed herewith, that the Company has made public pursuant to the laws of Japan, has filed with stock exchanges or has distributed to its security holders, subsequent to the information furnished under cover of the letter, dated May 25, 2004, from Mori Hamada & Matsumoto to the Securities and Exchange Commission (the "Commission"), and subsequent to the information previously furnished to the Commission by this firm on behalf of the Company.

The information set forth herein is being furnished to the Commission pursuant to subparagraph (b)(1)(iii) of the Rule. In accordance with subparagraphs (b)(4) and (b)(5) of the Rule, the information and documents furnished herewith are being, and any information or documents furnished in the future by the Company pursuant to the Rule will be, furnished with the understanding that they shall not be deemed "filed" with the Commission or otherwise subject to Section 18 of the Exchange Act, and that neither this letter nor the furnishing of any such information or documents pursuant to the Rule shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

10/9

If you have any questions regarding this filing, please do not hesitate to call Neal N. Beaton of the New York office at (212) 513-3470 or Lance D. Myers of the New York office at (212) 513-3217. We would appreciate it if you would date stamp the enclosed copy of this letter and return it to our waiting messenger.

Very truly yours,

HOLLAND & KNIGHT LLP

Carla R. Speck
Legal Assistant

Enclosures

5670363_v1

ANNEX

INFORMATION DISTRIBUTED

A. JAPANESE LANGUAGE DOCUMENTS
(brief description of Japanese language document listed below is set out in EXHIBIT A hereto)

1. Notification with respect to the postponement of the date of the share transfer in Australian chilled processed foods subsidiary dated September 9, 2008

2. Notification with respect to the changes in Shareholder Special Benefit Plan dated September 19, 2008

3. Notification with respect to the dissolution of consolidated subsidiary dated September 19, 2008

4. Notification with respect to the allotment of stock options dated September 19, 2008

5. Notification with respect to the revised forecast of consolidated subsidiary dated September 22, 2008

6. Special Report dated September 19, 2008

7. Amended Shelf Registration Statement dated September 19, 2008

B. ENGLISH LANGUAGE DOCUMENTS
(English documents listed from items 1 to 2 below are included in EXHIBIT B hereto)

1. MERCK & CO., INC AND JAPAN TOBACCO INC. SIGN LICENSING AGREEMENT FOR NOVEL OSTEOANABOLIC DRUG CANDIDATE TO TREAT OSTEOPOROSIS

2. Transfer of Shares in JT's Australian Subsidiary to be Annulled

EXHIBIT A

BRIEF DESCRIPTION OF JAPANESE LANGUAGE DOCUMENTS

1. Notification with respect to the postponement of the date of the share transfer in Australian chilled processed foods subsidiary dated September 9, 2008

"Notification with respect to the postponement of the date of the share transfer in Australian chilled processed foods subsidiary" was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

2. Notification with respect to the changes in Shareholder Special Benefit Plan dated September 19, 2008

"Notification with respect to the changes in Shareholder Special Benefit Plan" was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

3. Notification with respect to the dissolution of consolidated subsidiary dated September 19, 2008

"Notification with respect to the dissolution of consolidated subsidiary" was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

4. Notification with respect to the allotment of stock options dated September 19, 2008

"Notification with respect to the allotment of stock options" was filed with the listed stock exchanges of Tokyo, Osaka, Nagoya, Fukuoka and Sapporo.

5. Notification with respect to the revised forecast of consolidated subsidiary dated September 22, 2008

GREEN FOODS CO., LTD. (hereinafter "Green Foods"), which is JT's subsidiary and a listed company, has revised its forecast for the mid-term and full-term financial result forecast for the year ending March 31, 2009.
JT has released the Green Foods' forecast revision as its parent company, as required by the Tokyo, Osaka, Nagoya, Fukuoka and Sapporo Stock Exchanges' disclosure rule.
There's no revision in JT's financial result forecast.

6. Special Report dated September 19, 2008

Special Report regarding the allotment of stock options, filed with the Kanto Local Finance Bureau as required by Art. 24-5-4 of the Financial Instruments and Exchange Law and Art. 19-2-2-2 of Cabinet Office Ordinance on Disclosure of Corporate Information, etc., on September 19, 2008.

7. Amended Shelf Registration Statement dated September 19, 2008

Amended Shelf Registration Statement in which Special Report dated September 19, 2008 was added to the reference information in the Shelf Registration Statement filed with the Kanto Local Finance Bureau.

EXHIBIT B

ENGLISH DOCUMENTS

Set out below is the English documents referred to in ANNEX, Section B, items 1 to 2.

Merck & Co., Inc Contacts:
Eva Boratto
Investor Relations
1-908-423-5185

Ian R. McConnell
Media
1-908-423-3046

Japan Tobacco Inc. Contacts:
Yukiko Seto, General Manager
Yuka Kin, Manager
Media and Investor Relations Division
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

MERCK & CO., INC. AND JAPAN TOBACCO INC. SIGN LICENSING AGREEMENT FOR NOVEL OSTEOANABOLIC DRUG CANDIDATE TO TREAT OSTEOPOROSIS

Whitehouse Station, N.J. and Tokyo, Japan, September 25, 2008 – Merck & Co., Inc. and Japan Tobacco Inc. (JT) (TSE: 2914) today announced a worldwide licensing agreement to develop and commercialize JTT-305, an investigational oral osteoanabolic (bone growth stimulating) agent for the treatment of osteoporosis, a disease which reduces bone density and strength and results in an increased risk of bone fractures.

Under the terms of the agreement, Merck gains worldwide rights, except for Japan, to develop and commercialize JTT-305. JT will receive an upfront payment and is eligible to receive additional cash payments upon achievement of certain milestones associated with the development and approval of a drug candidate covered by this agreement. JT will also be eligible to receive undisclosed royalties from sales of any drug candidates that receive marketing approval.

"Through this agreement with Merck, JT is well positioned to maximize the therapeutic potential for JTT-305 as a possible future option for patients with osteoporosis," said Noriaki Okubo, President of JT's Pharmaceutical Business.

JTT-305 is an investigational oral calcium sensing receptor (CaSR) antagonist that is currently being evaluated by JT in Phase II clinical trials in Japan for its effect on increasing bone density and is in Phase I clinical trials outside of Japan. Most current available osteoporosis therapies reduce fracture risk by slowing bone loss – or bone resorption. Osteoanabolic drugs, such as JTT-305, may reduce fracture risk by stimulating the growth of new bone and thereby increasing bone density.[1]

-more-

"Partnering with JT to develop this novel compound complements Merck's portfolio of musculoskeletal drug candidates," said Alan B. Ezekowitz, MBChB, D.Phil., senior vice president and franchise head, Bone, Respiratory, Immunology, and Endocrine, Merck Research Laboratories. "In the future, we believe that use of antiresorptive and osteoanabolic agents together may provide an effective way to reduce the risk of fractures in patients with osteoporosis."

The effective date of the collaboration agreement is subject to the expiration or earlier termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act.

About osteoporosis

Osteoporosis affects more than 75 million people in the U.S., Europe, South America and Japan. As bones become more porous and fragile, the risk of fracture is greatly increased. The most common fractures associated with osteoporosis occur at the hip, spine and wrist and the risk of having an osteoporosis-related fracture increases with age. One in three women over age 50 will experience an osteoporotic fracture, as will one in five men. According to the International Osteoporosis Foundation (IOF), the worldwide incidence of hip fracture is projected to increase by 240 percent in women and 310 percent in men by 2050.

About JT

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. JT entered into the pharmaceutical business in 1987 and established the Central Pharmaceutical Research Institute in 1993. JT is currently engaged in the research and development of new drugs in various areas such as glucose and lipid metabolism, anti-virus, immune disorders and inflammation, and bone metabolism. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.

About Merck

Merck & Co., Inc. is a global research-driven pharmaceutical company dedicated to putting patients first. Established in 1891, Merck currently discovers, develops, manufactures and markets vaccines and medicines to address unmet medical needs. The company devotes extensive efforts to increase access to medicines through far-reaching programs that not only donate Merck medicines but help deliver them to the people who need them. Merck also publishes unbiased health information as a not-for-profit service. For more information, visit http://www.merck.com.

JT Forward-Looking Statement

This press release contains forward-looking statements about our industry, business, plans and objectives, financial condition and results of operations that are based on our current expectations, assumptions, estimates and projections. These statements discuss future expectations, identify strategies, discuss market trends, contain projections of results of operations or of our financial condition or state other forward-looking information. These forward-looking statements are subject to various known and unknown risks, uncertainties and other factors that could cause our actual results to differ materially from those suggested by any forward-looking statement. We assume no duty or obligation to update any forward-looking statement or to advise of any change in the assumptions and factors on which they are based.

Risks, uncertainties or other factors that could cause actual results to differ materially from those expressed in any forward-looking statement include, without limitation:

1. health concerns relating to the use of tobacco products;
2. legal or regulatory developments and changes, including, without limitation, tax increases and restrictions on the sale, marketing and usage of tobacco products, and governmental investigations and privately imposed smoking restrictions;
3. litigation in Japan and elsewhere;
4. our ability to further diversify our business beyond the tobacco industry;
5. our ability to successfully expand internationally and make investments outside of Japan;
6. competition and changing consumer preferences;
7. the impact of any acquisitions or similar transactions;
8. local and global economic conditions; and
9. fluctuations in foreign exchange rates and the costs of raw materials.

Merck Forward-Looking Statement

This press release contains "forward-looking statements" as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements are based on management's current expectations and involve risks and uncertainties, which may cause results to differ materially from those set forth in the statements. The forward-looking statements may include statements regarding product development, product potential or financial performance. No forward-looking statement can be guaranteed and actual results may differ materially from those projected. Merck undertakes no obligation to publicly update any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements in this press release should be evaluated together with the many uncertainties that affect Merck's business, particularly those mentioned in the risk factors and cautionary statements in Item 1A of Merck's Form 10-K for the year ended Dec. 31, 2007, and in any risk factors or cautionary statements contained in the Company's periodic reports on Form 10-Q or current reports on Form 8-K, which the Company incorporates by reference.

####

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[1] OSTEOPOROSIS: Diagnosis, Prevention, and Therapy: A Practical Guide. Bartl, Reiner; Frisch, Bertha, 2004, p. 148)

JAPAN TOBACCO INC.
2-1, Toranomon 2-chome, Minato-ku
Tokyo 105-8422 JAPAN
Phone:03-3582-3111

Contacts: Yukiko Seto, General Manager
Yuka Kin, Manager
Media and Investor Relations Division
Japan Tobacco Inc.
Tokyo: +81-3-5572-4292
E-mail: jt.media.relations@ims.jti.co.jp

FOR IMMEDIATE RELEASE

Transfer of Shares in JT's Australian Subsidiary to be Annulled

Tokyo, September 30, 2008 --- Japan Tobacco Inc. (JT) (TSE: 2914) announced today that the transfer of shares in Hans Continental Smallgoods Pty. Ltd. to a special purpose vehicle formed by Anchorage Capital Partners Pty. Ltd., which was announced on August 7, 2008, was cancelled. Hans is JT's wholly-owned chilled foods subsidiary in Australia.

Since JT and the Anchorage special purpose vehicle concluded the share sale agreement on August 7, 2008, both companies proceeded with the preparations for the implementation of the share transfer. However, as conditions stipulated in the share sale agreement are not fulfilled, the transfer of shares has been cancelled following the annulment of the contract.

JT will continue to examine options for its chilled foods business in Australia through the operations of Hans group of companies, although no specific plans exist at this stage.

The impact on JT's consolidated financial results relating to this decision is expected to be minimal.

###

END

Japan Tobacco Inc. is the world's third largest international manufacturer of tobacco products. The company manufactures internationally recognized cigarette brands including Winston, Camel, Mild Seven and Benson & Hedges. Since its privatization in 1985, JT has actively diversified its operations into pharmaceuticals and foods. The company's net sales were ¥6.409 trillion in the fiscal year ended March 31, 2008.